SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              EVENTEMP CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                    299758300
                     ---------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 299758300

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Bering Partners, L.L.C.


(2)      Check the Appropriate Box if a Member of a Group*             (a) ____

                                                                       (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         Texas

Number of shares beneficially owned by each reporting person with:

(5)      Sole voting power       1,086,154,  except that Keith D. Spickelmier,
                                 the sole Manager of Bering Partners,  L.L.C..
                                 may be deemed to have sole voting power over these shares.

(6)      Shared voting power     -0-

(7)      Sole dispositive power  1,086,154,  except that Keith D. Spickelmier, the sole Manager of Bering Partners, L.L.C.. may be deemed to have sole investment power over these shares.

(8)      Shared dispositive
            power                -0-

(9)      Aggregate amount
            beneficially owned
            by each reporting
            person               1,086,154

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
            Instructions)
         ----------------------------------------------------------

(11)     Percent of class represented by amount in Row (9)             94.1%

(12)     Type of reporting person (see instructions)                   OO

                               CUSIP NO. 299758300

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Keith D. Spickelmier


(2)      Check the Appropriate Box if a Member of a Group*             (a) ____

                                                                       (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         United States of America

Number of shares beneficially owned by each reporting person with:

(5)      Sole voting power   1,087,030,  of which 876 shares are held  directly
                             and 1,086,154 shares are held by Bering Partners, L.L.C., a limited liability for which Mr.
                             Spickelmier serves as the sole Manager and thus may be deemed to have sole voting power over these shares.

(6)      Shared voting power -0-

(7)      Sole dispositive
          power 1,087,030, of which 876 shares are held directly and 1,086,154 shares are held by Bering Partners, L.L.C., a limited liability for which Mr. Spickelmier serves as the sole Manager and thus may be deemed to have sole investment power over these shares.

 (8)     Shared dispositive
           power             -0-

 (9)     Aggregate amount
          beneficially
          owned by each
          reporting person   1,087,030

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         ----------------------------------------------------------

(11)     Percent of class represented by amount in Row (9)             94.2%

(12)     Type of reporting person (see instructions)                   OO

Item 1(a)         Name of issuer:

                  Eventemp Corporation

Item 1(b) Address of issuer's principal executive offices:

                  5353 Memorial #4027, Houston, Texas 77007

Item 2(a)         Name of Person(s) Filing:

                  This Statement is filed by Bering Partners, L.L.C., a Texas limited liability company, and Keith D. Spickelmier. Mr. Spickelmier is the sole Manager of Bering Partners, L.L.C. Because of his status as such, Mr. Spickelmier may be deemed to have sole voting power and sole investment power over the shares held by Bering Partners, L.L.C. Bering Partners, L.L.C. and Mr. Spickelmier are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b)         Address of Principal Business Office:

                  5353 Memorial #4027, Houston, Texas 77007

Item 2(c)         Citizenship or Place of Organization:

                  Bering Partners, L.L.C. is a Texas limited iability company. Keith D. Spickelmier is a citizen of the United
                  States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number: 299758300

Item 3            Not applicable.

Item 4 Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount Beneficially Owned:

                           See Row 9 of the cover page for each Reporting
                                Person.

                  (b) Percent of class:

                           See Row 11 of the cover page for each Reporting
                                Person.

                  (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                           See Row 5 of the cover page for each Reporting
                                Person.

                  (ii) Shared power to vote or to direct the vote:

                             -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           See Row 7 of the cover page for each Reporting
                                Person.

                  (iv) Shared power to dispose or to direct the disposition of:

                              -0-

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable.

                  Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2003

                                                BERING PARTNERS, L.L.C.


                                              By: /s/    Keith D. Spickelmier
                                                  Keith D. Spickelmier,
                                                  Sole Manager


                                              /s/ Keith D. Spickelmier
                                              Keith D. Spickelmier, individually

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                      Note

         Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                                    Attention

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    SCHEDULES

Schedule I Joint Filing Agreement, dated February 13, 2003, among the signatories to this Schedule 13G.


                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  February 13, 2003

                                     BERING PARTNERS, L.L.C.


                                     By:/s/ Keith D. Spickelmier
                                     Keith D. Spickelmier,
                                     Sole Manager


                                     /s/ Keith D. Spickelmier
                                     Keith D. Spickelmier, individually